[Morgan Stanley Letterhead]

VIA EDGAR

April 30, 2018

Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alternative Investment Partners Absolute Return Fund
File Numbers 811-21767 & 333-223060

Alternative Investment Partners Absolute Return Fund STS
File Numbers 811-21831 & 333-223061

AIP Macro Registered Fund A
File Numbers 811-22682 & 333-223059

AIP Macro Registered Fund P
File Numbers 811-22683 & 333-223055

AIP Multi-Strategy Fund A
File Numbers 811-22192 & 333-223056

AIP Multi-Strategy Fund P
File Numbers 811-22193 & 333-223057

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Minore:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding each Fund’s registration statement filed on Form N-2 on February 15, 2018 (in each case, such Fund’s “February PEA”) with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to the Funds’ registration statements in response to the comments from the Commission’s staff (the “Staff”) and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes have been reflected in the Funds’ subsequent pre-effective amendments to their respective registration statements (each an “Amendment”), each of which will be filed via EDGAR on or about the date hereof. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

ALL FUNDS

1.	Comment: Please revise the “Summary of Terms—Repurchases of Shares by the Fund” section of each Prospectus to include a cross-reference to the expanded “Repurchases and Transfers of Shares – Repurchases of Shares” disclosure.

Response: The disclosure has been revised accordingly.

2.	Comment: Please revise the expense limitation footnote in the “Summary of Fees and Expenses” section of each Prospectus to state that the Adviser will be obligated to waive the fees for a period of at least 12 months from the date of the Prospectus. Please also confirm that the Adviser and its affiliates do not have the right to recapture the amounts reimbursed pursuant to the expense limitation.

Response: The expense limitation footnote has been revised to state that the Adviser will be obligated to waive the fees for a period of at least 12 months from the date of the Prospectus. Additionally, we hereby confirm that the Adviser and its affiliates do not have the right to recapture the amounts reimbursed pursuant to the expense limitation.

3.	Comment: In the “Repurchases and Transfers of Shares – Repurchases of Shares” section of each Prospectus, please:
a)	Revise the heading to “Involuntary Repurchases of Shares”;
b)	Add disclosure to indicate that the Funds’ Board of Trustees may, at any time, cause the Fund to redeem Shares involuntarily at net asset value (“NAV”); and
c)	Disclose that the redemption price payable in respective Shares involuntarily redeemed will be equal to the NAV of the shareholder’s Shares as of the effective date of the applicable redemption.

Please also supplementally explain to the Staff how a Fund’s ability to redeem Shares is consistent with Rule 23c-2 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The disclosure has been revised accordingly. We believe that an involuntary redemption effected for the reasons and in the manner described in the registration statement is consistent with the requirements of Rule 23c-2 under the 1940 Act. We note that such involuntary redemption may only be made in specifically articulated circumstances and that all similarly situated investors to whom such circumstances were applicable would be treated in the same manner without the consideration of any holding period or other investor characteristics. Accordingly, we do not believe an involuntary redemption effected as described in the registration statements unfairly discriminates against any holders of the applicable Fund’s securities.

4.	Comment: In the “Investment Policies and Practices–Fundamental Policies” section of each statement of additional information (“SAI”), please add disclosure clarifying the first fundamental policy to indicate that: (i) each Fund may not concentrate its investments in a particular industry or group of industries; and (ii) to the extent that timely information is available and it is practicable to do so, the Fund will consider the investment concentration of underlying funds in determining if it is concentrated in an industry or group of industries.

Response: The disclosure has been revised accordingly.

5.	Comment: Please file a new Opinion and Consent of counsel related to the validity of the Shares to be issued in connection with the registration statement.

Response: We hereby confirm that a new Opinion and Consent of counsel will be filed as an Exhibit to each Fund’s final Form N-2 filing.

6.	Comment: Please revise the Powers of Attorney to include references to each Fund’s file number under the Securities Act of 1933, as amended (the “1933 Act”).

Response: We hereby confirm that a new Powers of Attorney will be filed to include references to each Fund’s file number under the 1933 Act.

AIP MULTI-STRATEGY FUND P

7.	Comment: The Staff notes that the fee waiver arrangement referenced in Footnote 6 to the “Summary of Fees and Expenses” table has not been filed as an Exhibit. Please file the fee waiver agreement as an Exhibit.

Response: The terms of the fee waiver arrangement are memorialized in resolutions adopted by the Fund’s Board of Directors. The provisions of the fee waiver arrangement are set forth in the Fund’s registration statement (i.e., the fee waivers will continue for at least one year unless earlier terminated by the Fund’s Board of Trustees).

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND & ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND STS

8.	Comment: The Staff notes that the registration statements for the Funds references the Opinion and Consent of Clifford Chance US LLP (“Clifford Chance”) on tax matters. Please either file a consent by Clifford Chance for the use of its name or file a new opinion on tax matters.

 Response: A new opinion and related consent from Dechert LLP has been filed with respect to these matters.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND STS

9.	Comment: Please revise the “Tax Aspects–Tax Treatment of the Fund’s Operations” section of the Prospectus and the “Tax Aspects–Classification of the Offshore Fund” section of the SAI to identify “counsel” by name.

 Response: The disclosure has been revised accordingly.

10.	Comment: The “Tax Aspects–Classification of the Offshore Fund” section of the SAI states “The summary is based on existing laws as applied on the date of this Prospectus…” The Staff notes that the summary is dated as of a date that precedes the date of the Prospectus. Please reconcile this discrepancy.

 Response: The disclosure has been revised accordingly.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ Allan Fajardo

Allan Fajardo

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